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                              July 2, 2021

       Yulin Wang
       Chief Executive Officer
       Meihua International Medical Technologies Co., Ltd.
       88 Tongda Road, Touqiao Town
       Guangling District, Yangzhou, 225000
       People   s Republic of China

                                                        Re: Meihua
International Medical Technologies Co., Ltd.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 7,
2021
                                                            CIK No. 0001835615

       Dear Mr. Wang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Prospectus Summary, page 4

   1. We note your disclosure on page 1 and throughout your prospectus that you are a provider of Class I, II and III
disposable medical devices in accordance with China   s National
                                                        Medical Device
Management regulations. Please expand your disclosure to discuss whether the Class I, II
and III medical devices that you manufacture and distribute are also defined as such in
accordance with FDA regulations.
 Yulin Wang
FirstName   LastNameYulin Wang
Meihua International Medical Technologies Co., Ltd.
Comapany
July 2, 2021NameMeihua International Medical Technologies Co., Ltd.
July 2,2 2021 Page 2
Page
FirstName LastName
2. We refer to your disclosure on page 1 and elsewhere in your prospectus that you received
         FDA registration for over twenty of your products. Please expand your disclosure of the
         FDA registration received, including when and the type of clearance received.
3. We note your disclosure on page 6 that Yangzhou Guanghui Medical Technology Co.,
         Ltd., a subsidiary wholly owned by Jiangsu Huadong that was established in December
         2020, has no real business. Please disclose its business purpose. Prospectus Summary
Our Strategies for Meeting Our Challenges and Further Growth, page 4

4. We note your disclosure that you currently have no agreements or letters of intent for any acquisitions, partnerships or ventures. On page 38, you state that you intend to use $10 million of the net proceeds from this offering to acquire a local disposal medical device manufacturer. Please revise your disclosures to address this potential inconsistency.
Any failure to maintain effective quality control over our products..., page 12

5. We note your disclosure on pages 13 and 74 relating to the fine of an immaterial amount for noncompliance of your products with local laws and regulations. Please expand your disclosure to specify which products were implicated and the nature of the noncompliance with regulatory and legal requirements.
We are dependent upon key executives and highly qualified managers..., page 17

6. We refer to your disclosure on page 96 that your employment agreement with Yulin
         Wang, the Chief Executive Officer, is for a one year term. You disclose on page 17 that the loss of one or more of your key management personnel could have a material adverse effect on your business. Please expand your risk factor disclosure to disclose the one year term of your employment agreement with the Chief Executive Officer and the impact his departure would have on your business.
We may not be able to prevent others from unauthorized use of our intellectual property..., page
18

7. We note your disclosure on page 80 relating to the patent infringement lawsuit currently in progress. Please revise to include risk factor disclosure relating this lawsuit. Please also expand your disclosure to address the potentially insufficient availability of intellectual property rights and protections for companies with material intellectual property in China.
 Yulin Wang
FirstName   LastNameYulin Wang
Meihua International Medical Technologies Co., Ltd.
Comapany
July 2, 2021NameMeihua International Medical Technologies Co., Ltd.
July 2,3 2021 Page 3
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 56

8. Please expand your analysis of accounts receivable to disclose the portion of the total balance at December 31, 2020 that has subsequently been collected to support your statement that you do not expect accounts receivable to age over 180 days in the future.
Overview of Chinas Disposable Medical Device Industry, page 58

9.       We refer to your disclosure on page 59 of the improvement in China   s
global
         competitiveness in the low value-added disposable medical device industry in recent years. Please also disclose the market size of the countries that compete with China in the low value-added disposable medical device industry.
Our Products, page 62

10. Please revise the table on pages 63 and 64 to identify the use for each of the top twenty products disclosed. Please also disclose whether each of the products listed is your own brand product or sourced from other manufacturers.
Overview, page 62

11. In an appropriate section of your prospectus, please describe the approval process for
         China   s classification of Class I, II and III medical devices and when your top products
         received its Class I, II, and III classification and clearance from the Chinese authorities, as applicable.
Our Customers, page 68

12. We note your disclosure that overseas customers accounted for between 18 and 21% of your total revenues for the years ended December 31, 2020 and 2019. Please disclose the jurisdictions of your top overseas customers. Please also disclose the breakdown between domestic and overseas customers of the approximately 6,630 customers you have to date.
Competition, page 71

13. We refer to your disclosure on page 72 relating to your top competitors. You also disclose
         on page 61 that you are a    top player in the region,    which
includes the 357 medical
         device manufacturers of Class I, II and III medical devices in Touquiao Town. Please expand your discussion on the differentiation between you and your competitors, including the proportion of revenues generated from your top competitors in Touquiao
         Town and whether any of your competitors are also focused on providing a one-stop shopping experience in the disposable medical device industry.
 Yulin Wang
FirstName   LastNameYulin Wang
Meihua International Medical Technologies Co., Ltd.
Comapany
July 2, 2021NameMeihua International Medical Technologies Co., Ltd.
July 2,4 2021 Page 4
Page
FirstName LastName
Patents, page 79

14. We refer to your disclosure on page 79 relating to your fifteen registered patents. Please expand your disclosure to include the type of patent protection provided to each patent listed. Please also disclose, where appropriate, whether the registered patents relate to any of the top twenty products referenced on page 63.
Related Party Transactions, page 102

15. Please expand your disclosure of your affiliated entities, Yangzhou Meihua Import and
         Export Co., Ltd., Yangzhou Yada Powder Metallurgy Co., Ltd., Shanghai Xinya
         Pharmaceutical Hanjian Co., Ltd. and Jiangsu Qinqin Group Yangzhou Hujun Food Co.,
         Ltd., controlled by the son of your Chairman and shareholder, Yongjun Liu, and the business purpose and operations of each affiliate. Please also include the type of products you provided to the specified affiliated entities.
Financial Statements
1. Organization and Principal Activities
Principal Activities , page F-7

16. Please expand your disclosures to clarify that all operating entities have been directly or indirectly 100% owned by Kangfu for all periods presented. Restructuring and Share Issuance, page F-8

17. We note your disclosures that Yongjun Lui and Yin Lui exchanged their 100% ownership of Kangfu for 15,933,000 ordinary shares in Meihua. As such, please tell us why you have retroactively reflected 20,000,000 ordinary shares to January 1, 2019, including the authoritative literature that supports your accounting.
18. Please disclose the consideration received in exchange for the 2,640,000 ordinary shares to the three BVI companies.
2. Summary of Significant Accounting Policies
Certain Risks and Concentration, page F-10

19. Please revise your presentation of customer concentrations for total sales and accounts receivable to comply with the requirements in ASC 280-10-50-42, which notes that the customer name does not need to be disclosed but rather may be identified and distinguished from other major customers by reference as customer A, customer B, customer C. This will allow an investor to understand if there are any changes with the major customers between the periods presented.
 Yulin Wang
FirstName   LastNameYulin Wang
Meihua International Medical Technologies Co., Ltd.
Comapany
July 2, 2021NameMeihua International Medical Technologies Co., Ltd.
July 2,5 2021 Page 5
Page
FirstName LastName
Intangible Assets, page F-12

20. Please expand your disclosure of the estimated useful life to provide the disclosure for each type of intangible asset, as the range provided of 5-50 years is very broad.
Revenue Recognition, page F-13

21. We note the information regarding revenues provided on page 2 of your Form F-1. Please tell us your consideration of the guidance in ASC 606-10-50-5 and 606-10-55-89 through
         55-91 for providing disaggregated revenue in your footnotes. In addition, explain how you considered the guidance in ASC 606-10-55-35 to 39 with regard to principal versus agent for resales of products from other manufacturers.
Segment Reporting, page F-14

22. Please provide the disclosures required by ASC 280-10-50-38 through 50-41. For the information about products and services portion of the disclosures, we note your disclosures on page 48 listing out your main product lines.
Recently Issued Accounting Standards, page F-15

23. We note that you have not adopted ASU No. 2016-02, Leases (Topic 842), even though public entities would have adopted on January 1, 2020 for a December 31 fiscal year end.
         We further note your statement on page 8 that you have elected to
opt out    of the new or
         revised financial accounting standards and will comply as required for public companies, which is an irrevocable decision. Please advise.
13. Statutory Surplus Reserves, page F-20

24.      Please expand your disclosures to include the information required by
Article 4-08(e) of
         Regulation S-X. To the extent applicable, also include the Schedule I information required by Article 5-04 of Regulation S-X. Finally, expand your disclosures to include the amount of reserves remaining to be provided pursuant to PRC statutory laws.
15. Subsequent Events, page F-22

25. Please disclose the specific date through which subsequent events were evaluated in accordance with ASC 855-10-50-1.
General

26. Please expand your disclosure of the corporate governance differences in accordance with
         Item 16G of Form 20-F. For example, consider including a table comparing differences in corporate governance practices between domestic issues and foreign private issuers and how such differences may impact investors.
 Yulin Wang
FirstName   LastNameYulin Wang
Meihua International Medical Technologies Co., Ltd.
Comapany
July 2, 2021NameMeihua International Medical Technologies Co., Ltd.
July 2,6 2021 Page 6
Page
FirstName LastName
27. We note that you have checked the Rule 415 box on your outside cover page, yet disclosures elsewhere indicate that this is a firm commitment, underwritten offering.
         Please advise or revise accordingly.
28. We note that the company websites listed on page ii of the prospectus do not appear to work. Please revise accordingly.
29. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Tracy Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Joe Laxague, Esq.